ROPES & GRAY LLP
191 NORTH WACKER DRIVE
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January 31, 2025

Mr. Mark Cowan

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Calamos ETF Trust (File Nos. 333-191151 and 811-22887) (the “Registrant”)

Dear Mr. Cowan:

I am writing to respond to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by the Registrant in connection with post-effective amendment numbers 45-47 to the registration statement on Form N-1A, filed with the Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on November 20, 2024 (the “PEAs”) with respect to the Funds set forth in Appendix A hereto (each a series of the Registrant) (each such series is referred to herein as a “Fund” and, collectively, as the “Funds”). Your comments provided via a videoconference call on January 7, 2025, are summarized below, and each comment is followed by our response. As the context of the comments and responses indicate, certain comments apply to all Funds while others apply only to some of the Funds. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the PEAs. The Registrant intends to file a future post-effective amendment to each of the PEAs pursuant to Rule 485(b) under the Securities Act to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement.

1.	Comment. The use of the term “Protection” in the Fund names suggests a guarantee when said term is coupled with or adjacent to a percentage such as “100%”. Please revise the Funds’ names.

Response. The Registrant has revised the Fund names as requested. Specifically, rather than referring to the Funds as

“Calamos Bitcoin [Relevant Percentage]% Protection Strategy ETF — [Relevant Month]”,

the Registrant will refer to these Funds as the

“Calamos Bitcoin [ ] Series Structured Alt Protection ETF® – [Relevant Month]” Funds.

The Fund formerly known as the Calamos Bitcoin 80% Protection Strategy ETF – January, for example, is now the Calamos Bitcoin 80 Series Structured Alt Protection ETF® – January .

Further, the “Calamos Bitcoin 100% Protection Strategy (6 mo) ETF – [Month] will be known as the “Calamos Bitcoin Structured Alt Protection ETF® – 6 Mo [Relevant Months]”.

2.	Comment. In some places within the prospectuses, the disclosure states that the protection offered to investors is protection relative to losses experienced by the Underlying ETPs and/or Bitcoin Indexes. For example:

Floor Risk: The Fund will be subject to the first 10% of losses experienced by the Underlying ETP over an Outcome Period, and there can be no guarantee that the Fund will be successful in its strategy to limit the losses in excess of the first 10% experienced by the Underlying ETP during an Outcome Period. [Emphasis Added]

In other places within the prospectuses, the disclosure states that the protection offered to investors is protection relative to losses experienced by Spot bitcoin only. For example:

As described in more detail in the Fund’s summary, the Fund seeks to provide investment results that, before taking fees and expenses into account, track the positive price return of the CME CF Bitcoin Reference Rate – New York Variant (“BRRNY”) (“Spot bitcoin”) up to a predetermined upside cap (the “Cap”) while seeking to provide a Floor with protection to a maximum loss of 10% of the negative price return of Spot bitcoin (before fees and expenses) over a period of approximately one year (the “Outcome Period”). [Emphasis Added]

Please revise the disclosure to be consistent in describing the protection investors are being offered.

Response. The Registrant has revised the disclosure to specify that the protection that the Fund seeks to provide is protection against the negative price return of Spot bitcoin (before total fund operating fees and expenses) over the Outcome Period (i.e., 80% or 90% of the negative price return, as applicable for the particular fund).

3.	Comment. Please explain why the disclosure that states “When the Fund's management fees are also taken into account, the Capital Protection level is reduced to ____ %.” includes only the management fee and does not include fees and expenses.

Response. The Registrant has revised the disclosure to refer to the management fee in this context by the more general “total fund operating fees and expenses” which the Registrant notes would be the same percentage (0.69%, given that this is a unitary fee) but would provide greater clarify and consistency to a reader.

4.	Comment. In the bullet point that states “Floor: The Fund seeks to provide a maximum loss of [10]% (by providing a Floor against the negative price return of Spot bitcoin exceeding 10%) prior to taking into account any fees or expenses charged to the Fund.”

Please include disclosure reflecting that a Floor provides no initial downside protection but instead provides protection beyond an initial market decline.

In addition, please provide a simple definition/example of a Floor here and in each section in any of the prospectuses where the concept of a Floor is introduced.

Response. The Registrant has revised the disclosure as requested. The revised disclosure reads:

Floor: The Fund seeks to provide protection against a loss exceeding 10% (by providing a Floor against the negative price return of Spot bitcoin exceeding 10%) prior to taking into account any fees or expenses charged to the Fund.

A Floor provides no initial downside protection, but instead provides protection against a price decline that exceeds a certain percentage over the entirety of an Outcome Period.

If, for example, the Floor is 10% and the price of Spot bitcoin declines by 8% over an Outcome Period, an investor would not receive any protection from the Floor because the decline was not greater than 10%. If, by contrast, the decline of the price of Spot bitcoin over the Outcome Period was 23%, the Floor feature is designed to limit that investor’s loss to only 10% of Spot bitcoin’s price decline (before total fund operating fees and expenses) over the Outcome Period.

The Floor percentage (in this case, 10%) should therefore not be understood to apply to any given level of loss. Thus, a 23% decline in the price of Spot bitcoin over an Outcome Period would not entitle the investor to protection against 90% of that loss (and therefore would not entitle the investor to protection against all but 2.3% of that loss).

Although the disclosure and example above apply to the 90 Series, the Registrant will include similar disclosure and examples, as applicable, in the registration statement of the 80 Series as well.

5.	Comment. Please revise the following disclosure to read “twelve-month” or “one year” instead of “six-month” in the prospectuses of the 90% Floor ETFs and in all other prospectuses, as applicable:

Outcome Period: The approximate one-year period over which the Fund seeks to produce the Capital Protected Target Outcome. Subsequent Outcome Periods will begin on the day the prior Outcome Period ends and are expected to end the day before the six-month anniversary of the new Outcome Period.

Response. The Registrant has revised the disclosure as requested.

6.	Comment. The investment objective across the prospectuses generally reads as follows:

[The Fund] seeks to provide investment results that, before taking fees and expenses into account, track the positive price return of the CME CF Bitcoin Reference Rate – New York Variant (“BRRNY”) (“Spot bitcoin”). [Emphasis Added]

Given that investors could experience losses and given that the word ‘track’ is already used, consider whether to remove the word ‘positive’ from this disclosure.

Response. The Registrant respectfully declines to make this change and notes that the words “seeks to” adequately reflects that the Fund seeks to provide investment results that, before taking fees and expenses into account, track the positive price return Spot bitcoin.

7.	Comment. Please disclose what is meant by “fees and expenses” in the disclosure that follows and similar such disclosure. If what is meant is “total fund operating fees and expenses”, please revise the disclosure accordingly.

As described in more detail in the Fund's summary, the Fund seeks to provide investment results that, before taking fees and expenses into account, track the positive price return of the CME CF Bitcoin Reference Rate – New York Variant (“BRRNY”) (“Spot bitcoin”) up to a predetermined upside cap (the “Cap”) while seeking to provide a Floor with protection to a maximum loss of 10% of the negative price return of Spot bitcoin (before fees and expenses) over a period of approximately one year (the “Outcome Period”). [Emphasis Added]

Response. The Registrant has revised the disclosure as requested.

8.	Comment. Please consider adding an example of the Floor protection to the Principal Investments Strategies disclosure.

Response. The Registrant has added this disclosure as requested.

9.	Comment. Please remove “, but not limited to” from the following disclosure so that you are not insinuating that there are other approaches not disclosed in the prospectuses by which you may implement the principal investment strategies:

Based on market conditions and other factors at the commencement of the Outcome Period, Calamos Advisors LLC (“Calamos Advisors” or the “Advisor”) seeks to provide investment exposure to the price performance of Spot bitcoin through various means of portfolio construction and management, including, but not limited to the two methods/approaches as may be implemented by the Adviser in its discretion as described below.

Response. The Registrant has revised the disclosure by deleting “, but not limited to” as requested.

10.	Comment. Please revise the following sentence so that it is clear and consistent across all ETFs.

In the second method/approach, the Fund’s portfolio will be comprised of options and cash and cash equivalents. Under this approach, and under normal market conditions, the Fund will invest substantially all of its assets in cash and cash equivalents and, if and when available, one or more of the following: (i) FLEX Options or (ii) Listed Options – each of which reference the price performance of either: (A) one or more of the Underlying ETPs or (B) a Bitcoin Index.

Response. The Registrant has revised the disclosure as requested. The revision is as follows:

In the second method/approach, the Fund’s portfolio will be comprised of options and cash and cash equivalents. Under this approach, and under normal market conditions, the Fund will invest substantially all of its assets in cash and cash equivalents and, if and when available~~, one or more of the following: (i)~~ FLEX Options and/or Listed Options. The FLEX Options and/or Listed Options will each reference the price performance of ~~either: (A)~~ one or more of the Underlying ETPs and/or ~~(B) a~~ Bitcoin Index. [Additions in bold-faced text, deletions in strikethrough.]

11.	Comment. Please insert “the first” after the word “against” in the following sentence across all Bitcoin ETF prospectuses where applicable:

The Fund does not seek to provide capital protection against 10% of losses (before fees and expenses) of Spot bitcoin as of any time other than the end of the Outcome Period.

Response. The Registrant has revised the disclosure as requested.

12.	Comment. Please revise the following sentence so that it has softened ‘may include’ language across all ETF prospectuses. Some prospectuses do not have ‘may’ here.

The Fund has adopted a non-fundamental operating policy that requires it, under normal circumstances, to invest at least 80% of its net assets (plus borrowings for investment purposes, if any) in investments that provide exposure to Spot bitcoin. As described herein, the investments that the Fund intends to utilize for its 80% investment policy may include OTC options and/or, if and when available, FLEX Options and/or Listed Options in one or more of the Underlying ETPs and/or one or more Bitcoin Indexes. For purposes of compliance with this investment policy, derivative contracts will be valued at their notional value. Although this requirement may be changed by the Board of Trustees without shareholder approval, the Fund will notify shareholders in writing at least 60 days prior to any change in its 80% policy. [Emphasis Added]

Response. The Registrant has revised the disclosure as requested.

13.	Comment. In discussing the First Approach/Method, the 90% Floor prospectuses mention that “References to the Bitcoin Reference Asset in the charts below are intended to refer to the Underlying ETPs.” In other portions of these prospectuses, “or Bitcoin Index” is added to the end of this sentence. Please revise for consistency.

Response. The Registrant has revised the disclosure as requested by adding “and/or Bitcoin Index” where applicable.

14.	Comment. Please update the language in the 90% Floor prospectus to state “one year” where it states “(the final day of the option term set at approximately six months).”

Response. The Registrant has revised the disclosure as requested.

15.	Comment. Please clarify the passage titled “Risks Associated with Investing in the Underlying ETPs” given that the Funds do not invest directly in ETPs.

Response. The Registrant has removed the passage titled “Risks Associated with Investing in the Underlying ETPs” given that the Funds do not invest directly in the Underlying ETPs.

16.	Comment. Please explain that an investor can lose gains from a prior outcome period. In other words, please disclose that gains earned in one period are not protected by a Floor in a subsequent outcome period.

Response. The Registrant respectfully notes that it disclosed that the protection relates to the outcome period, and nothing the Registrant has disclosed suggests that there is protection other than with respect to the subject outcome period.

Further, the Registrant noted that the product is tied to the current outcome period, so if the Registrant were to add disclosure on cross-outcome-periods it might confuse investors.

17.	Comment. Please provide disclosure on investing in a subsidiary somewhere within the principal investment strategies section.

Response. The Registrant has revised the disclosure as requested.

18.	Comment. Please address the following comments.

I.	All Subsidiaries should provide the following disclosure:

a)	Disclose that “Subsidiary” includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund.

The Subsidiary is not investing in other assets that are primarily controlled by the Fund.

b)	Disclose that the fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary.

The Registrant confirms that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary.

c)	Disclose that the fund complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the fund treats the Subsidiary’s debt as its own for purposes of Section 18.5

The Registrant confirms that the Fund complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

d)	Disclose that any investment adviser to the Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the fund’s and the Subsidiary’s investment advisory agreements may be combined.

The Registrant confirms that the investment adviser to the Subsidiary complies with the provisions of the Investment Company Act relating to investment advisory contracts (Section 15) and as an investment adviser to the Fund (Section 2(a)(20).

e)	Disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

The Registrant has revised this section to disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody and to identify the custodian of the Subsidiary.

f)	Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the fund. The principal investment strategies and principal risk disclosures of a fund that invests in a Subsidiary should reflect aggregate operations of the fund and the Subsidiary.

The Registrant confirms that the principal investment strategies and principal risk disclosures of the Fund reflect the aggregate operations of the Fund and the Subsidiary.

g)	Explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the fund. If not, please explain why not.

The Registrant confirms that the financial statements of the Subsidiary are consolidated with those of the Fund.

h)	Confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

The Registrant confirms that the Subsidiary and its Board of Directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 under the Investment Company Act and the rules and regulations thereunder.

II.	Foreign Subsidiaries only: The following comment applies only to Subsidiaries that are foreign corporations.

a)	The Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

The Registrant confirms that the Subsidiary and its Board of Directors will agree to designate an agent for the service of process in the United States.

III.	Wholly-owned subsidiaries only: The following comments apply only to wholly-owned subsidiaries that engage in investment activities in securities or other assets.

a)	The wholly-owned subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the wholly-owned subsidiary’s expenses will be included in “Other Expenses” in the fund’s fee table.

The Registrant confirms that the Adviser will not receive any additional compensation for services provided to the Subsidiary. The Registrant further responds by noting that the Subsidiary’s expenses will not be included in “Other Expenses” in the Fund’s Fees and Expenses table in the Prospectus because the Subsidiary’s expenses are part of the Fund’s expenses subject to the Fund’s unitary management fee.

b)	Funds that invest only through wholly-owned subsidiaries should disclose that the fund [does not/does not currently intend] to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the fund.

The Registrant confirms that the Funds do not currently intend to create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities wholly-owned by the Funds. The Registrant confirms that the prospectus has been revised to include the disclosure.

Response. Responses are provided above in bold-faced text.

19.	Comment. In the Fund Performance section, please identify the broad-based fund securities market index to be used to evaluate performance.

Response. The broad-based securities market index shall be the Bloomberg US Aggregate Bond Index.

20.	Comment. Please order each Fund’s principal risks to prioritize those that are most likely to adversely affect that Fund's performance. The Staff notes that after listing the most significant risks to each Fund, the remaining risks may be alphabetized.

Response. The Registrant respectfully declines to make the Staff’s requested change at this time. The Registrant acknowledges that it is aware of the non-binding guidance issued by the Division of Investment Management’s Disclosure Review and Accounting Office titled “Improving Principal Risks Disclosure” (https://www.sec.gov/investment/accounting-and-disclosure-information/principal-risks/adi-2019-08-improving-principal-risks-disclosure). While the Registrant respects the Staff’s view on principal risk disclosure, ADI 2019-08 states clearly that the update is not a rule, regulation or statement of the Commission. Moreover, Form N-1A does not require that a fund’s principal risks be set forth in any particular order. Further, the Registrant believes that ordering the principal risks alphabetically makes it easier for an investor to find particular risk factors of the Fund. In addition, the materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. The market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to anticipate which risk will present the greatest risk to the Registrant at any given moment. Therefore, the Registrant believes that emphasizing one risk over another in a static document in a non-static market would not be appropriate.

Notwithstanding, the foregoing, the Registrant notes the following disclosure is included at the beginning of the “Principal Risks” section in the statutory and summary portions of the Fund’s prospectus to help investors better understand the importance of reading each risk disclosure regardless of their sequence:

Each risk summarized below is considered a “principal risk” of investing in the Fund, regardless of the order in which it appears.

21.	Comment. Please apply all of the comments above, as applicable, to the Additional Information About Investment Strategies and Related Risks (Item 9) section of each prospectus.

Response. The Registrant has revised the disclosure as requested.

22.	Comment. Pages 58 to 66 of the 90% Month TBD 1 prospectus appear to be a repeat of the eight or so pages immediately preceding them.

Response. The Registrant has revised the disclosure as requested.

23.	Comment. Cash Equivalents and Short-Term Investments are listed in the non-principal investments section of each prospectus. Please move these to the principal investments section as cash and cash equivalents are mentioned as being used as part of each Fund’s principal investment strategy.

Response. The Registrant has revised the disclosure as requested.

* * * * *

We hope that the foregoing responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1212.

Very truly yours,

/s/ Paulita Pike

Paulita Pike, Esq.

cc:

John P. Calamos, Sr.

Erik D. Ojala, Esq.

J. Christopher Jackson, Esq.

Susan L. Schoenberger, Esq.

Rita Rubin, Esq., Ropes & Gray LLP

Lawrence Zmerega, Esq., Ropes & Gray LLP

Appendix A

Fund Name	PEA Number	Filing Date
Calamos Bitcoin 90% Protection Strategy ETF – Month TBD 1	47	November 20, 2024
Calamos Bitcoin 90% Protection Strategy ETF – Month TBD 2	47	November 20, 2024
Calamos Bitcoin 90% Protection Strategy ETF – Month TBD 3	47	November 20, 2024
Calamos Bitcoin 90% Protection Strategy ETF – Month TBD 4	47	November 20, 2024
Calamos Bitcoin 80% Protection Strategy ETF – Month TBD 1	46	November 20, 2024
Calamos Bitcoin 80% Protection Strategy ETF – Month TBD 2	46	November 20, 2024
Calamos Bitcoin 80% Protection Strategy ETF – Month TBD 3	46	November 20, 2024
Calamos Bitcoin 80% Protection Strategy ETF – Month TBD 4	46	November 20, 2024
Calamos Bitcoin 100% Protection Strategy (6 mo) ETF – Month TBD 1	45	November 20, 2024
Calamos Bitcoin 100% Protection Strategy (6 mo) ETF – Month TBD 2	45	November 20, 2024